GRASS QOZF, INC.

204 West Spear Street, #3862

Carson City NV 89703

March 15, 2022

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, DC 20549

Re:	GRASS QOZF, Inc.
Offering Statement on Form 1-A
Post-qualification Amendment No. 4
Filed March 15, 2022
File No. 024-11204

Dear Staff:

Kindly be advised that GRASS QOZF, Inc. (the “Company”) requests that its Regulation A offering be qualified on Thursday, March 17, 2022 at 3:00 pm Eastern Time.

Please feel free to contact me if you have any questions.

Sincerely, /s/ Don Harmer Don Harmer, CEO

cc: Brian Higley, Esq.